# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Flywire Corporation, CIK 0001580560
CUSIP: 302492103
Title of class of securities: Voting Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 141 Tremont St #10, Boston, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 07/01/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001021944

## Reporting persons
- Temasek Holdings (Private) Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 4,208,966; sole dispositive power 0; shared dispositive power 4,208,966; aggregate amount beneficially owned 4,208,966 (3.5% of the class)
- Fullerton Management Pte Ltd: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 4,208,966; sole dispositive power 0; shared dispositive power 4,208,966; aggregate amount beneficially owned 4,208,966 (3.5% of the class)
- Hotham Investments Pte. Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 4,208,966; sole dispositive power 0; shared dispositive power 4,208,966; aggregate amount beneficially owned 4,208,966 (3.5% of the class)
- Ossa Investments Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 4,208,966; sole dispositive power 0; shared dispositive power 4,208,966; aggregate amount beneficially owned 4,208,966 (3.5% of the class)
  Comment: Explanatory Note:
  
  This amendment to the statement is being filed voluntarily by the Reporting Persons to report that they have ceased to own more than 5% of the shares of the Issuer's voting common stock.

## Item 1. Issuer
Name of issuer: Flywire Corporation
Address of issuer's principal executive offices: 141 Tremont St #10, Boston, MA 02111

## Item 2. Person Filing
Name of person filing:
(i) Temasek Holdings (Private) Limited ("Temasek");
(ii) Fullerton Management Pte Ltd ("Fullerton");
(iii) Hotham Investments Pte. Ltd. ("Hotham"); and
(iv) Ossa Investments Pte. Ltd. ("Ossa" and, together with Temasek, Fullerton and Hotham, the "Reporting Persons")
Address of principal business office or, if none, residence:
Each of the Reporting Persons:

60B Orchard Road
#06-18
The Atrium@Orchard
Singapore 238891.
Citizenship: Each of the Reporting Persons: Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of July 17, 2026, Ossa directly owned in aggregate 4,208,966 shares of voting common stock.

Ossa is a wholly-owned subsidiary of Hotham, which in turn is a wholly-owned subsidiary of Fullerton, which in turn is a wholly-owned subsidiary of Temasek. Temasek, Fullerton and Hotham, through the ownership described herein, may be deemed to beneficially own the shares of the Issuer's voting common stock directly owned by Ossa.
Percent of class:
As of July 17, 2026:
Temasek, Fullerton, Hotham and Ossa: 3.5%

The percentages above are based on 121,544,560 shares of the Issuer's voting common stock outstanding as of April 30, 2026, as set forth in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,208,966
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,208,966

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, dated as of February 14, 2022, by and among Temasek, Fullerton, Hotham and Ossa (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed on February 14, 2022)

## Signatures
- Temasek Holdings (Private) Limited: /s/ Jason Norman Lee, Jason Norman Lee / Authorised Signatory (07/22/2026)
- Fullerton Management Pte Ltd: /s/ Gregory Tan, Gregory Tan / Director (07/22/2026)
- Hotham Investments Pte. Ltd.: /s/ Lim Ming Pey, Lim Ming Pey / Director (07/22/2026)
- Ossa Investments Pte. Ltd.: /s/ Tan Yee Pin, Stanley, Tan Yee Pin, Stanley / Director (07/22/2026)